April 14, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara C. Jacobs, Assistant Director

Craig Wilson, Senior Assistant Chief Accountant

Evan Jacobson, Staff Attorney

Ryan Rohn, Staff Accountant

Re:	HomeAway, Inc.
Registration Statement on Form S-1
Filed March 11, 2011
File No. 333-172783

Ladies and Gentlemen:

We are submitting this letter on behalf of HomeAway, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by email on April 7, 2011 (the “Staff Letter”) relating to the Company’s Registration Statement on Form S-1 (File No. 333-172783) filed with the Commission on March 11, 2011 (the “Registration Statement”). Additionally, on behalf of the Company, we are supplementally providing with this letter materials in response to various matters noted in the Staff Letter (the “Supplemental Materials”). We have provided a table of contents with the Supplemental Materials identifying the specific comment to which the Supplemental Materials relate.

Because of the commercially sensitive nature of certain information contained in the Supplemental Materials, this submission is accompanied by the Company’s request for confidential treatment for selected portions of the Supplemental Materials pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83, and the Freedom of Information Act. Pursuant to Rule 418(b) of the Securities Act of 1933, as amended, the Company respectfully requests that the Staff return upon completion of its review each of the Supplemental Materials furnished to the Staff. The Company confirms to the Staff that the Supplemental Materials were not filed in electronic format.

The Company is concurrently filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”), marked in accordance with Rule 310 of Regulation S-T. For the convenience of the Staff, we are providing by overnight delivery to the Staff a copy of this letter, four copies of the Supplemental Materials and four marked copies of Amendment No. 1 showing changes made to the Registration Statement.

In this letter, we have recited the comments from the Staff Letter in italicized, bold type and followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the applicable pages of Amendment No. 1.

Securities and Exchange Commission

Re: HomeAway, Inc.

April 14, 2011

General

1. We note that you have included your logo in the prospectus; please provide us with copies of any additional graphical materials or artwork you intend to use in your prospectus.

The Company has included in the Supplemental Materials copies of the artwork the Company intends to include in the prospectus.

2. Your website includes links for HomeAway Real Estate, a marketplace for buying and selling vacation real estate. This business is not discussed in your prospectus. In your response letter, please tell us how you determined that a description of this business is not material to an understanding of the business done and intended to be done by your company, or include relevant disclosure in your amended registration statement. See Item 101(c) of Regulation S-K.

The Company operates HomeAwayRealEstate.com; however, it is not material to the Company’s business, contributing less than 0.1% of total revenue of the Company in 2009 and 2010. This website did not exist in 2008. The Company does not anticipate that it will grow nor will the Company devote any significant resources to its operation. However, the Company has revised the disclosure on page 78 of the prospectus to include a description of this business noting that it is not a core focus or significant part of our business.

Outside Front Cover Page of Prospectus

3. Please revise to disclose the post-offering percentage of common stock that will be beneficially owned by executive officers, directors, current five percent or greater stockholders and affiliated entities, if material. Please also revise to disclose the amount of offering proceeds that affiliates will receive, if material.

The Company has revised the outside front cover page of the prospectus in anticipation of providing the post-offering percentage of common stock that will be beneficially owned by executive officers, directors, current five percent or greater stockholders and their affiliated entities and the approximate amount of offering proceeds that these persons will receive in the aggregate from selling shares in the offering, as a result of redemption of shares of redeemable preferred stock held by them and in payment of accumulated but unpaid dividends upon conversion of shares of convertible preferred stock held by them. The Company will disclose the actual percentage ownership and offering proceeds as soon as practicable.

Securities and Exchange Commission

Re: HomeAway, Inc.

April 14, 2011

Prospectus Summary, page 1

Overview, page 1

4. Please provide supplemental, qualitative or quantitative support for your assertions that you operate the “world’s largest” online marketplace for the vacation rental industry and are the “market leader” in the online vacation rental industry.

The Company’s online marketplace (i) attracts more visitors, (ii) includes more paid listings, (iii) offers travelers the ability to directly interact with more owners and property managers, (iv) lists more properties and (v) lists properties located in more countries, in each case, than any other online vacation rental marketplace. As a result, the Company’s marketplace is not only the largest online vacation rental marketplace, but it is also the market leader.

The Company has strong support for these assertions based on its own research, on data reported by competitors identified by the Company and on certain independent third-party data.

The Company actively monitors the online vacation rental industry and has conducted extensive research in an effort to identify competitive online vacation rental marketplaces and other vacation rental websites that may not have all the attributes of a marketplace. The Company has included a list of the competitive websites in the Supplemental Materials, which the Company refers to as the “Competitor List.”

With respect to number of website visitors, according to comScore’s March 2011 Media Metrix Media Trend Report, in 2010, the websites comprising the Company’s marketplace attracted over 220 million website visits and averaged over 9.5 million unique monthly visitors. According to comScore data, most of the competitors identified in the Competitor List had far less unique visitors in 2010, with the closest being a competitor who had approximately 175 million unique visitors in 2010.

With respect to the number of paid listings, the Company had more than 500,000 as of December 31, 2010. Based on the Company’s research, no other vacation rental marketplace on the Competitor List has more than 500,000 paid listings.

With respect to the ability to directly interact with more owners and property managers, the Company’s marketplace enables interactions with owners and property managers to facilitate bookings. Based on the Company’s research, no other online vacation rental marketplace on the Competitor List has the volume of visitors, number of paid listings or characteristics to facilitate interaction among travelers, owners and property managers to the same extent or greater as enjoyed by the Company.

Securities and Exchange Commission

Re: HomeAway, Inc.

April 14, 2011

With respect to the number of properties, the Company has included on the Competitor List information reported by the competitors regarding properties available on each competitor’s website. In 2010, the Company’s paid listings covered more than 400,000 properties. According to information reported by competitors, the closest competitor had approximately 200,000 properties in 2010.

With respect to the number of countries where covered properties are located, as of December 31, 2010, the paid listings on the Company’s marketplace were located in more than 145 countries. As of December 31, 2010, the Company’s marketplace was comprised of 31 websites in 11 languages, which allowed the Company’s marketplace to reach and serve a broad traveler audience. Based on the Company’s research, no other online vacation rental marketplace on the Competitor List has a greater geographic scope than the Company’s marketplace.

The Company believes that the critical attributes of an online vacation rental marketplace are a combination of the following:

–	enabling property owners and managers to create listings to advertise their vacation rental properties in exchange for a fee or the agreement to pay fees in the future based upon performance;

–	the ability to offer a sufficient inventory of vacation rental properties together with information about those properties to meet the needs of travelers seeking a wide range of vacation rental properties;

–	the ability to attract and retain a critical mass of travelers, property owners and managers;

–	enabling travelers, property owners and managers to interact directly to facilitate bookings;

–	the devotion of resources to vouch for the accuracy of vacation rental listing information to provide a reasonable measure of trust to travelers; and

–	the provision of information and resources to property owners and managers to assist them in listing and booking their properties and to travelers to assist them in finding a vacation rental property.

–	The Company believes that the online vacation rental market is comprised of websites that offer property owners and managers the ability to create listings for a fee or agreements to pay future fees and enable travelers to search for a vacation rental property.

Securities and Exchange Commission

Re: HomeAway, Inc.

April 14, 2011

–	The Company actively monitors the online vacation rental industry and has conducted extensive research in an effort to identify competitive vacation rental marketplaces or other vacation rental websites that may not have all of the attributes of a marketplace. The Company is not aware of an online marketplace or other website dedicated to vacation rentals that is larger than the Company’s based on the number of website visitors, the number of paid listings, the number of owners and property managers with whom travelers may interact directly, the number of properties listed and the geographic scope of the properties available and travelers served.

–	According to comScore’s data for the Company’s websites and those of its competitors, more unique visitors visit one or more of the websites comprising the Company’s online marketplace than any of the other vacation rental websites of which the Company is aware.

–	The Company also monitors its competitors’ websites with respect to the number of listings. In support of such assertions, the Company has included the Competitor List in the Supplemental Materials compiled by the Company that shows the number of unique visitors of the Company’s websites in comparison to its listed competitors in various geographies around the world and properties listed on the Company’s websites compared to the Company’s listed competitors.

–	For avoidance of doubt, the Company notes that there are search engines that aggregate listings of vacation rentals, ranging from global search engines like Google or Bing to industry specific aggregators like Vast in the United States or eDomizil in Europe. The Company does not consider such aggregators as operators of vacation rental marketplaces. While such aggregators may display a larger number of listings than the Company, they do not have direct relationships with vacation rental owners or managers, nor do they allow property owners and managers to create listings. Instead, aggregators require that the listing information already be published on the Internet so that the aggregator can copy that listing information and point back to the source listing. In addition, the aggregators do not offer the other features of a marketplace identified above.

–	Through the Company’s online marketplace, travelers are able to choose from an inventory of vacation rental properties located in more than 145 countries.

Securities and Exchange Commission

Re: HomeAway, Inc.

April 14, 2011

–	Through the operation of 31 websites in 11 languages as of December 31, 2010, the marketplace reaches and serves a broad traveler audience.

The Company believes that the factors above support its assertions that the Company operates the world’s largest online marketplace for the vacation rental industry and its assertion that it is the market leader in the vacation rental industry.

Summary Consolidated Financial and Other Data, page 8

5. Please revise the footnotes to disclose the computations supporting the pro forma and adjusted pro forma net income per share amounts. Pro forma presentations throughout the filing should be similarly revised and should address the guidance in SAB Topic 1B.3.

The Company acknowledges that SAB Topic 1B.3 requires that the number of shares whose proceeds would be necessary to pay the distributions to owners, up to the amount that exceeds current year’s earnings, is required to be added to the denominator for purposes of calculating basic and diluted pro forma earnings per share.

The Company has revised the disclosure to indicate that the impact of the redemption of Series A and Series B redeemable preferred stock or dividends on Series C convertible preferred stock which are payable at the option of the Company in either shares of common stock or in cash have not been reflected in the pro forma weighted average shares used to compute pro forma net loss per share, because the number of shares whose proceeds would be necessary to pay the redemption amount or dividends cannot be estimated.

The Company will amend future filings to provide this information when the IPO price is known and the number of shares sufficient to pay the dividend can be calculated.

6. Please revise footnote 7 on page 9 to clarify whether the metric “Visits to websites” counts unique visitors. If not, please explain how the metric may overcount the number of actual visitors.

The Company has revised footnote 7 on page 9 to clarify that the metric “Visits to websites” is based on visits by unique visitors. The Company notes that total visits is defined as the total number of times during a report period that a unique person accessed content within a web entity with at least a 30 minute (or greater) break between times of access.

Risk Factors, page 10

Securities and Exchange Commission

Re: HomeAway, Inc.

April 14, 2011

7. Certain of your risk factors present risks that could apply to any issuer or any offering. For example, refer to the risk factors pertaining to fluctuating quarterly results on page 11, and the need for capable management and personnel on page 18. Please revise as necessary. See Item 503(c) of Regulation S-K.

The Company has revised the risk factors pertaining to fluctuating quarterly results on pages 11 and 12 of the prospectus and the need for capable management and personnel on page 18 of the prospectus to limit the discussion to risks pertaining to the Company’s business rather than any issuer or offering.

Special Note Regarding Forward-Looking Statements and Industry Data, page 31

8. With respect to every third-party statement in your prospectus, such as the market data and commissioned reports referenced in this section, if you have not already done so, disclose the date of each report from which the statement is derived. In addition, please provide us with the relevant portions of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus.

The Company has revised the prospectus on pages 1, 2, 43, 71-73, 75 and 76 to disclose the date of each report from which the statement is derived.

In addition, in the Supplemental Materials accompanying this letter, the Company is providing to the Staff copies of the relevant portions of the market data, commissioned reports and industry research reports that are cited in the prospectus. The Company has marked each source to highlight the applicable portion or section containing the statistic and has cross-referenced it to the appropriate location in the prospectus.

9. On page 32, you state that the industry publications, surveys and forecasts “generally indicate that their information has been obtained from sources believed to be reliable.” We note that you have included a significant amount of market data in your prospectus, and that you have given such data fairly prominent presentations. Please tell us how you determined that each market report used in your prospectus is sufficiently reliable to warrant use in your filing, and consider revising the quoted statement.

The Company determined that each market report used in the prospectus was sufficiently reliable to warrant use in the prospectus because of the reputation of the industry research firms preparing the reports and/or because other reporting companies regularly cite information by the same industry research firms. The Company has revised the disclosure on page 32 of the prospectus to delete the sentence that included the quoted statement.

Securities and Exchange Commission

Re: HomeAway, Inc.

April 14, 2011

Use of Proceeds, page 33

10. Please revise the second and third paragraphs of this section to disclose the amount of offering proceeds that affiliates will receive.

The Company has revised the second and third paragraphs of the Use of Proceeds section on page 33 of the prospectus in anticipation of disclosing the amount of offering proceeds that affiliates will receive. The Company will disclose the actual amount of offering proceeds that affiliates will receive as soon as practicable.

Selected Consolidated Financial And Other Data, page 38

11. We note that you have acquired several businesses in recent years. Tell us how you considered discussing the impact of these acquisitions in this section pursuant to Instruction 2 to Item 301 of Regulation S-K.

The Company believes the references made to both to its consolidated financial statements and related notes and to Management’s Discussion and Analysis of Financial Condition and Results of Operations satisfy the requirements of Instruction 2 to Item 301 of Regulation S-K by virtue of a cross-reference to a discussion of the Company’s historical acquisitions.

The Company has amended the filing on page 38 of the prospectus, however, to further emphasize its historical acquisitions while referencing its consolidated financial statements and related notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 43

Overview, page 43

12. Please revise this section to provide a more detailed discussion of the key challenges you are facing. For guidance, refer to Section III.A of SEC Release No. 33-8350.

The Company has revised the disclosure on page 44 of the prospectus to provide a more detailed discussion of the key challenges the Company is facing.

13. Please tell us what you mean by the “additional features” referenced in the fourth paragraph on page 43, and explain how they affect the listing revenue recognition accounting if they are part of a multiple-element arrangement.

Securities and Exchange Commission

Re: HomeAway, Inc.

April 14, 2011

Additional features available to property owners and managers for an additional fee include features such as an increased number of photographs on the Company’s websites and increased distribution on more than one of the Company’s websites. Revenue increases when a property owner or manager pays for additional photographs to advertise their listing and/or when a property owner or manager pays for expanded distribution on more than one website. Additional fees for added features increase the Company’s average revenue per listing.

The additional features purchased are delivered over the same period as the property owner’s or manager’s base subscription and are thus recognized as revenue over the same subscription period. Such additional services are not considered to be separate units of accounting because the features do not have stand-alone value and the features are delivered over the same period as the base subscription, resulting in revenue recognition over the same period. Given the nature of the additional features, the Company believes further consideration as a multiple element arrangement is not required.

Key Business Metrics, page 45

14. Please revise your disclosure in this section to provide a more detailed analysis of the implications of the changes in the key business metrics during the covered time periods. For guidance, refer to Section III.B.4 of SEC Release No. 33-8350.

The Company has revised the disclosures on pages 45 and 46 of the prospectus to provide a more detailed analysis of the implications of the changes in the key business metrics during the covered time periods.

Results of Operations, page 49

Revenue, page 50

15. We note your discussion of organic growth on page 43. In light of your several acquisitions in 2010 and 2009, tell us how you considered expanding your discussion of revenue to quantify the impact of acquisitions on revenue amounts year over year. For guidance, refer to Section III.D of SEC Release No. 33-6835.

In evaluating whether to expand the disclosure of revenue to quantify the impact of acquisitions on revenue amounts year over year, the Company determined that none of the acquisitions during the periods presented was material and that the disclosure of the revenue associated with such acquired businesses was not material to investors’ understanding of the Company’s business. In addition, the Company determined that such disclosure would harm the Company competitively because competitors would be able to derive a revenue multiple

Securities and Exchange Commission

Re: HomeAway, Inc.

April 14, 2011

utilized by the Company in connection with such acquisitions and utilize such information in competitive bidding situations.

Rather than disclosing revenue associated with these acquisitions, the Company has disclosed the number of paid listings as of the end of the applicable period. Generally, the Company believes that disclosure of paid listings, including the paid listings of acquired vacation rental websites operated similarly to the Company’s other vacation rental websites, is indicative of the revenue impact of such acquired businesses with less risk of competitive harm. Therefore, by discussing the growth in paid listings and noting when such period includes growth by acquisition, the Company believes investors will understand the drivers of revenue growth year-over-year. When acquisitions added new revenue streams such as software and gift card revenue, the Company’s disclosure in the prospectus quantified the added amount of the new revenue stream because the information is material to investors’ understanding of the business and without concerns of competitive harm. Finally, in order to provide context for investors related to overall revenue growth, the Company disclosed the amount of total revenue growth that was organic for the periods presented, which reveals that the majority of the Company’s revenue growth was organic as defined by the Company.

Revenue, page 54

16. Please expand your discussion of revenue to discuss the change in your “Other” revenue for the year ended December 31, 2009 compared to December 31, 2008.

The Company has revised the disclosure on page 55 of the prospectus to discuss the change in “Other revenue” for the period covered.

Critical Accounting Policies and Estimates, page 61

Revenue Recognition, page 62

17. Please expand your revenue recognition policy for the following items:

•	We note your disclosure that you sell gift cards to customers; please clarify if these customers are your customers (i.e., vacation rental owners) or travelers.

•	Quantify, to the extent possible, the number of travelers that book their reservations online, which as a result, you earn a commission; and

•	We note your discussion of your redistribution service on page 77; please expand your policy to discuss your recognition of revenue related to this service.

Securities and Exchange Commission

Re: HomeAway, Inc.

April 14, 2011

With respect to the first bullet in the Staff’s comment, the Company has changed the word “customers” to “travelers” to clarify that the Company sells gift cards principally to travelers.

With respect to the second bullet in the Staff’s comment, the Company supplementally advises the Staff that the number of reservations made online by travelers in 2010 for which the Company has earned a commission is 48,322. These commissions represented less than 1% of total revenue in 2010. The Company has revised the disclosure on page 63 of the prospectus to include a statement that commissions represented less than 1% of total revenue in 2010. The Company believes that further disclosure is not required.

With respect to the third bullet in the Staff’s comment, the Company revised the disclosure on page 63 of the prospectus to update the revenue recognition policy to include revenue recognition on redistribution services.

Business Combinations, page 63

18. On page 63, you state that you primarily apply a present value (discounted cash flow) method to determine the fair value of your reporting unit for your annual impairment tests. Please reconcile this statement to your goodwill and intangibles assets policy on page F-11, that, you disclose you utilize a blending of both the income approach (discounted cash flows) and the market approach (comparable company results).

The Company believes the disclosure on page F-11 of the prospectus stating that the Company uses a blending of both the income approach (discounted cash flows) and the market approach (comparable company results) is appropriate. The Company has amended the disclosures on pages 64 and 65 of the prospectus to conform to the comparable disclosure on page F-11 of the prospectus.

19. Please expand your goodwill and intangible assets policy for the items noted below:

•	Percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	Description of the methods and key assumptions used and how the key assumptions were determined;

•

Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Securities and Exchange Commission

Re: HomeAway, Inc.

April 14, 2011

Where you believe that material goodwill does not exist that is at risk of failing step one and deem the foregoing disclosures are not necessary, please consider disclosing that assertion.

As of the Company’s most recent annual impairment date of October 1, 2010, the fair value of its single reporting unit exceeded the reporting unit’s carrying value by more than 100%. The Company believes that there is no material goodwill at risk for failing step one and, as a result, these disclosures are not necessary. The Company has amended the disclosure to this effect on page 65 of the prospectus.

Stock-Based Compensation, page 64

20. Please discuss each significant factor contributing to the difference between the estimated IPO price and the fair value determined, either contemporaneously or retrospectively, as of the date of each grant and equity related issuance. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.

The Company is not yet able to estimate the IPO price. The Company will update its disclosure in the Stock-Based Compensation disclosure as soon as practicable.

The Company has updated the disclosure on pages 66-68 of the prospectus to expand the discussion of the significant intervening events within the Company and the changes in assumptions underlying the weighting of probabilities as part of the Company’s selected valuation methodology to explain the changes in fair value of the Company’s common stock up to the filing of the registration statement.

Common Stock Valuations, page 65

21. Please revise to disclose and clarify what the fair value column represents on page 65. Similar concerns apply to your table on page F-33 where the column is noted as “ASC 718.” In order to make comparisons readily understood, please include in the table, “Common Stock Valuations” the common stock fair values disclosed in the third and following paragraphs on page 65 updated for the twelve-month periods preceding the most recent balance sheet included in your filings.

The Company has revised the Common Stock Valuation table on both page 66 and page F-34 of the prospectus to clarify the fair value column as representing the aggregate grant date fair value. The Company additionally revised the table on page 66 to include the requested common stock fair values for the presented periods.

Securities and Exchange Commission

Re: HomeAway, Inc.

April 14, 2011

22. In view of the material increase in fair value from the October 2010 to the December 31, 2010 stock valuations please provide narrative disclosures that describe the factors and assumptions contributing to the significant change.

The Company has revised the prospectus on page 68 to provide a narrative disclosure describing the factors and assumptions contributing to the significant change in fair value from October 2010 to December 31, 2010.

Management, page 85

Executive Officers, Directors and Key Employees, page 85

23. Your disclosure in the last paragraph on page 87 appears to be pursuant to Item 401(e)(1) of Regulation S-K; please note that this disclosure must be provided on an individual basis. For each director, please revise to disclose why the person’s particular and specific experience, qualifications, attributes or skills led the board to conclude that such person should serve as your director, in light of your business and structure. For guidance, refer to Question 116.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Regulation S-K.

The Company has revised pages 87-90 of the prospectus to provide the disclosure required pursuant to Item 401(e)(1) of Regulation S-K on an individual basis.

Executive Compensation, page 92

Compensation Discussion and Analysis, page 92

Award Decisions and Analysis, page 97

24. In the second paragraph of this section you state that application of the performance matrix of your 2010 Executive Officer Performance Bonus Plan, “supported the compensation committee’s determination to set the size of the overall cash bonus pool for [y]our named executive officers at $671,927” and that your CEO evaluated the individual achievement of each named executive officer to allocate this cash bonus pool among your named executive officers. This disclosure appears to be inconsistent with your disclosure on page 95 and Exhibit 10.16, which state that the compensation committee set the target annual cash bonus opportunity for each of your named executive officers as a percentage of their base salary. In addition, although all targets were achieved, the amounts in column (g) of your summary compensation table are slightly less than 60% of Mr. Sharples’ salary and 50% of each other named executive officer’s salary. Please revise or advise.

Securities and Exchange Commission

Re: HomeAway, Inc.

April 14, 2011

The Company has revised the disclosure on page 99 to clarify that while the CEO evaluated the individual achievement of each named executive officer other than the CEO and proposed an allocation of the cash bonus pool among the named executive officers, the final cash bonus pool amount and allocation was determined by the compensation committee of the Company’s board of directors consistent with the 2010 Executive Officer Performance Bonus Plan.

Although the individual objectives were achieved as disclosed on pages 98 and 99, the Company respectfully notes that the compensation committee also considered financial metrics of the Company when establishing the amount of the bonuses payable to each named executive officer. The Company has revised the disclosure on page 99 to clarify this point.

Certain Relationships and Related Party Transactions, page 112

Share Repurchases, page 114

Repurchase Offering, page 114

25. Please revise to describe how you determined the repurchase price per share. See Item 404(a)(6) of Regulation S-K.

The Company has revised the disclosure on page 116 of the prospectus to describe that the repurchase price per share was determined by the principal investor leading the Series D investment, which was not an investor in the Company prior to the Series D financing.

2010 Dividend Repayment and Stock Repurchase/Redemption Program, page 116

26. Please revise to discuss the planned use of proceeds to redeem and pay off accumulated unpaid dividends on Series A, B, and C preferred stock. See Item 404(a)(6) of Regulation S-K.

The Company has revised the disclosure on page 119 of the prospectus to discuss the planned use of proceeds to redeem and pay off accumulated unpaid dividends on Series A, B, and C preferred stock.

Principal and Selling Stockholders, page 119

27. In footnotes one, two, three, four, six, eleven, and twelve, individuals with voting and/or dispositive power over the shares held by their investment entities have disclaimed beneficial ownership of the shares held by the entities. Beneficial ownership disclosure pursuant to Item 403 of Regulation S-K is determined in accordance with Exchange Act Rule 13d-3, which states that beneficial ownership is based on voting and investment power. See Instruction 2 to Item 403 of Regulation S-K and Exchange Act Rule 13d-3(a). If you retain

Securities and Exchange Commission

Re: HomeAway, Inc.

April 14, 2011

these disclaimers, please: (i) provide us with a legal analysis supporting your belief that you can disclaim beneficial ownership in this manner, and (ii) revise to clearly disclose who has voting and/or investment power over the disclaimed interest.

The Company has revised the disclosures regarding voting and investment power that appeared in each of the footnotes noted in the Staff’s comment. In each of footnotes four and six, the Company has deleted the disclosures regarding the disclaimer of beneficial ownership. In each of footnotes one, two, three, eleven and twelve, the relevant holders described in each such footnote have advised the Company that the individuals set forth in such footnote do not have sole voting or investment power with respect to the shares held by the respective holders of the shares described in such footnote. Rather, decisions with respect to the voting or investment of such shares are made by committees or a body of managing members, as applicable, comprised of such individuals in which no one individual can control or prevent any such vote or investment decision as prescribed in the relevant fund agreement for each such holder. As such, each such holder has advised the Company that such individuals do not share voting or investment power. As Rule 13d-4 allows for a disclaimer of beneficial ownership, and given that these individuals do not possess sole or shared voting or investment authority, each such holder has advised the Company that it is accurate to disclaim beneficial ownership in the manner set forth in the revised footnote.

Underwriters, page 136

Directed Share Program, page 139

28. Please provide us with more details regarding your directed share program. For example, although the Allocation Letter is limited to investors in your Series D Preferred Stock, you state that the directed share program is for your “business associates and other parties” identified by you. Please provide us with more information regarding the “other parties.”

The Company has not determined any specific individuals who will participate in the Company’s directed share program. Management of the Company currently expects participants to include business associates, friends, and family members. The Company does not currently expect the Series D Investors who are parties to the Allocation Letter to participate in the Company’s directed share program.

Consolidated Statements of Operations, page F-4

29. We note you break out your revenue by two categories; Listing and Other. Tell us how you considered breaking out your cost of revenue similarly, rather than one line item.

The Company views the operation of its websites as a foundation upon which different revenue streams are generated. Cost of revenue, which includes the cost of customer service personnel, web hosting and merchant fees, directly support the Company’s listing revenue, which was 91% of revenue in 2010. These same expenses support the overall operation of the Company’s websites and therefore its other revenue. The only component of other revenue that

Securities and Exchange Commission

Re: HomeAway, Inc.

April 14, 2011

has a distinct cost of revenue is sales of software. The revenue recognized in 2010 from sales of software was $3.1 million, or less than 2% of total revenue. The cost of revenue related to sales of software was less than 3% of total cost of revenue for the same period. The Company considered these costs to be insignificant to total cost of revenue. Additionally, the Company believes breaking out the cost of revenue into “Listing” and “Other” categories would not be consistent with the manner in which the Company manages its business.

Notes to Consolidated Financial Statements, page F-7

Note 2. Summary of Significant Accounting Policies, page F-7

Unaudited Pro Forma Presentation, page F-7

30. You state that the “unaudited pro forma balance sheet gives effect to the conversion of the preferred stock to additional paid-in capital as of December 31, 2010, and to the redemption of all shares of Series A and B redeemable preferred stock.” Please explain and disclose how the unaudited pro forma balance sheet gives effect to the planned redemption of all shares of Series A and B redeemable preferred stock as of December 31, 2010. The presentation on page F-3 appears to reflect only the conversions of Series C and D preferred shares. Tell us how you have complied with the guidance in SAB Topic 1B.3 on pro forma reporting of planned distributions to owners.

The Company has revised the disclosure on page F-7 to describe the unaudited pro forma presentation as giving effect to the conversion of Series C and Series D preferred stock as additional paid-in capital as of December 31, 2010. The disclosure on page F-7 has been further revised to state that the redemption of the shares of Series A and B redeemable preferred stock and the potential payment of the Series C preferred stock dividends have been reflected in the pro forma balance sheet as a mezzanine liability.

In addition, the Company has revised the Pro Forma balance sheet on page F-3 to move the $29 million in accrued but unpaid dividends due to holders of Series C convertible preferred stock as of December 31, 2010 from additional paid-in capital to a mezzanine liability.

Revenue Recognition, page F-12

31. You disclose that vendor-specific objective evidence (“VSOE”) of the fair value of maintenance services is determined by the standard published list pricing for maintenance renewals since (you) generally charge list prices for maintenance renewals. Tell us why published list prices for maintenance renewals, only “generally” charged, equate to the price charged for PCS maintenance sold separately in FASB ASC 985-605-25-6. Explain and

Securities and Exchange Commission

Re: HomeAway, Inc.

April 14, 2011

disclose why “generally” charged list prices are sufficient VSOE to ascribe a value to each of the elements sold. Critical accounting policies and estimates should be, as applicable, similarly addressed in any revision.

The Company notes that the substantial majority of software revenue relates to hosted software and maintenance that does not rely on VSOE, as all arrangement-related revenue are recognized ratably over the contract period. Less than $100,000 of software license revenue was recorded during 2010 under ASC 985. Using a bell-shaped curve methodology in analyzing maintenance renewals since the Company’s 2010 acquisitions, more than 80% of the Company’s renewals were within 15% of list price, which the Company believes supports the statement that published list prices for maintenance renewals, as generally equating to list prices, equates to VSOE. The Company has amended its disclosure on pages 63 and F-13 to note that in determining VSOE the Company requires that a substantial majority of the selling prices for maintenance services falls within a reasonably narrow pricing range.

Subsequent Events, page F-16

32. We note that you have evaluated subsequent events through March 9, 2011. Please tell us how you determined to evaluate subsequent events through this date. In this regard, we note your independent registered public accounting firm’s audit report is dated March 11, 2011. Refer to FASB ASC 855-10-50-1.

The Company evaluated subsequent events up to the date that the financial statements were available to be issued in accordance with ASC 855-10-50-1 as a non-SEC filer, as defined. This date corresponded to the issuance of the audit report dated March 11, 2011. The Company has amended its disclosure on page F-16 accordingly.

Note 3. Business Combinations, page F-17

33. Please tell us what consideration you gave to disclosing the assumptions and estimates used to derive the purchase price allocations for your acquisitions in the table on page F-17 to trade name, developed technology, customer relationships, and non-compete agreements. We note the significant amount of goodwill that resulted from each of the acquisitions.

In response to the Staff’s comment, the Company supplementally advises the Staff as follows:

Since inception, the Company has acquired businesses that are similar in terms of their operations and that have generally had no significant amounts of tangible net assets. As a result,

Securities and Exchange Commission

Re: HomeAway, Inc.

April 14, 2011

the purchase price allocations have historically resulted in significant amounts of identifiable intangible assets and goodwill.

The similarities of the operations and the types of assets the Company has acquired were considered in its resulting disclosure on page F-18 regarding valuation of identifiable intangible assets being based on both management’s estimates and the use of established valuation methods. Valuation methods used include a relief from royalty method for trade names, a combination of the income and market approach for developed technology and a discounted cash flow approach for customer relationships. Non-competition agreements have been valued based on noted arm’s length transactions between the Company and selling shareholders in past acquisitions. Where available, estimates have been influenced by data from similar third-party arm’s length transactions.

The Company has revised its disclosure on page F-18 to include a description of the valuation methodologies used.

Note 4. Goodwill and Other Intangible Assets, page F-21

34. Disclose for the period in which intangible assets are acquired either individually or with a group of assets (including assets acquired in a business combination), the weighted average amortization period, in total and by major intangible asset class. See FASB ASC 350-30-50-1.

The Company has revised its disclosure on page F-18 to include the weighted average amortization periods for each major class of intangible assets acquired.

Note 13. Net Loss Per Share, page F-38

35. Tell us what consideration you gave to the disclosures required under FASB ASC 260-10-50-2 regarding the events subsequent to the latest income statement date.

The Company’s subsequent event footnote on page F-41 disclosed the grants of stock options to employees that were made in February 2011. The Company considered that these stock options were granted at the then-current fair market value of the Company’s stock and, as such, were anti-dilutive and would not have had an impact on EPS for any period presented. The Company believes that there were no transactions that occurred subsequent to December 31, 2010 that would have materially changed the number of common shares outstanding or potential common shares outstanding and would have had an impact on net loss per share.

Note 14. Unaudited Pro Forma Net Income Per Share, F-39

Securities and Exchange Commission

Re: HomeAway, Inc.

April 14, 2011

36. In view of the redemption of Series A and B redeemable preferred stock and payment of accumulated and unpaid dividends for Series A, B redeemable and C convertible and redeemable preferred stock from the proceeds of the offering, explain why you have not presented pro forma per share data for the latest year and interim period, giving effect to the number of shares whose proceeds are to be used for these planned distributions to owners. See SAB Topic 1B.3.

The Company acknowledges that SAB Topic 1B.3 requires that the number of shares whose proceeds would be necessary to pay the distributions to owners, up to the amount that exceeds current year’s earnings, is required to be added to the denominator for purposes of calculating basic and diluted pro forma earnings per share.

The Company has revised the disclosure to indicate that the impact of the redemption of Series A and B redeemable preferred stock or dividends on Series C convertible preferred stock which are payable at the option of the Company in either shares of common stock or in cash have not been reflected in the pro forma weighted average shares used to compute pro forma net loss per share, because the number of shares whose proceeds would be necessary to pay the redemption amount or dividends cannot be estimated.

The Company will amend future filings to provide this information when the IPO price is known and the number of shares sufficient to pay the dividend can be calculated.

The Company does provide the impact of the offering, including the redemption of Series A and Series B redeemable preferred stock and the payment of all accrued but unpaid dividends on the shares of Series C convertible preferred stock, in the Capitalization table on page 34.

Item 16. Exhibits and Financial Statement Schedules, page II-18

37. In a risk factor on page 25 you state that you rely on a combination of third-party data centers located in the United States and the United Kingdom and a third-party co-location hosting center located in the United States to host your websites and core services. It does not appear that you plan to file any data center or co-location agreements as exhibits. Please tell us how you determined that your business is not substantially dependent on such agreements. See Item 601(b)(10)(ii)(B) of Regulation S-K.

The Company has agreements with hosting center companies in the United States and the United Kingdom that govern the terms under which such companies provide hosting services. Such agreements provide that the hosting center companies cannot terminate their services

Securities and Exchange Commission

Re: HomeAway, Inc.

April 14, 2011

without providing prior notice to the Company of at least six months. The Company has determined that, in the event such agreements were to be terminated, it would be able to replace the hosting services with similar services of one or more other companies within such time frame without a significant change in cost or other terms. For these reasons, the Company has determined it is not substantially dependent on such agreements.

38. It does not appear that you plan to file all agreements related to your preferred stock as exhibits. Please advise. See Items 601(b)(4) and 601(b)(10) of Regulation S-K.

The Company has filed the Series D Convertible Preferred Stock Purchase Agreement dated October 23, 2008 between the Company and certain stockholders of the Company as an exhibit to Amendment No. 1 since that agreement is referenced in the Company’s Amended and Restated Certificate of Incorporation and certain Losses (as such term is used in that agreement) could affect the conversion rights of the holders of the Series D convertible preferred stock. The Company has not filed other purchase agreements entered into in connection with sales of its preferred stock as such agreements do not define the rights of holders of the equity securities being registered as described in Item 601(b)(4) of Regulation S-K; rather, such agreements merely provide for the sale and issuance of such shares of preferred stock and provide rights only to the parties to the agreement rather than the securities purchased. Similarly, the Company has not filed any management rights letters as such letters do not define the rights of holders of the equity securities being registered as described in Item 601(b)(4) of Regulation S-K; rather such letters only provide limited rights to the party to the agreement, which rights do not follow the securities themselves. Furthermore, each such management rights letter shall terminate in connection with the proposed offering. Finally, neither the purchase agreements nor the management rights letters are material contracts as described in Item 601(b)(10) of Regulation S-K.

Exhibits 99.1 and 99.2

39. We note that your counsel prepared the consents on behalf of the consenting parties. Please explain how, based on the current form of consent, the experts have expressly stated that they consent to the quotation or summarization of their report in the registration statement. See Securities Act Rule 436.

In the consents filed, the parties giving consent were asked to “indicate your consent to our use of the statistical data by countersigning this letter.” The letter notes expressly that the party signing the consent was giving “consent to cite, in the Registration Statement and all amendments thereto, certain data, including data about the size of the vacation rental market.” As a courtesy and as noted in the consent letter, prior to obtaining the executed consent that was filed, the Company provided copies of the information to the consenting parties and obtained

Securities and Exchange Commission

Re: HomeAway, Inc.

April 14, 2011

email confirmation that the quotations or summaries of their reports could be included in the Registration Statement. The Company and we respectfully submit that the form of consent satisfies the requirements of Rule 436.

******

Securities and Exchange Commission

Re: HomeAway, Inc.

April 14, 2011

Please direct your questions or comments regarding this letter or Amendment No. 1 to the undersigned by telephone to (512) 338-5401 or by facsimile to (512) 338-5499. Thank you for your assistance.

Respectfully submitted,

WILSON SONISINI GOODRICH & ROSATI,

Professional Corporation

/s/ Paul R. Tobias
Paul R. Tobias

cc:	Brian H. Sharples, HomeAway, Inc.
Lynn Atchison, HomeAway, Inc.
Melissa Frugé, HomeAway, Inc.
Paul E. Hurdlow, DLA Piper LLP (US)